SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

OPENTV CORP.
(Name of Subject Company)

Arcadia Capital Advisors, LLC
(Name of Person Filing Statement)

CLASS A ORDINARY SHARES OF NO PAR VALUE
(Title of Class of Securities)

G67543101
(CUSIP Number of Class of Securities)

Richard Rofe
Managing Director
Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, NY 11021
516-466-5258

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This is Amendment No. 1 to the Schedule 14D-9 previously filed by Arcadia Capital Advisors, LLC (the “Original Schedule 14D-9”). Items 1(b), 4(b), 6 and 9 of the Original Schedule 14D-9 are hereby supplemented with the following information:

Item 1. Subject Company Information.

(b) Securities

As of September 30, 2009 (as reported in the Company’s Form 10-Q filed on November 4, 2009), 107,891,190 Shares were outstanding.

Item 4. The Solicitation or Recommendation.

(b) Background and Reasons for the Recommendation of the Filing Person

See the Open Letter to Shareholders dated November 11, 2009 attached hereto as Exhibit 2.

Item 6. Interest in Securities of the Subject Company.

Except as set forth in the Original Schedule 14D-9, none of the Filing Person or any of its affiliates has effected any transaction in the Shares during the past 60 days.

Item 9. Material to be Filed as Exhibits.

Exhibit 2	Open Letter to Shareholders dated November 11, 2009

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 11, 2009

ARCADIA CAPITAL ADVISORS, LLC

By:	/s/ Richard Rofe

Name:	Richard Rofe
Title:	Managing Director